UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                            (Amendment No._______)*



                              Financial Trust Corp

                                (Name of Issuer)



                         Common Stock ($5.00 Par Value)

                         (Title of Class of Securities)



                                   317903102

                                 (CUSIP Number)



                          Jane F. Burke (717) 240-4504

                        Financial Trust Services Company

                               1 West High Street

                          Carlisle, Pennsylvania 17013

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                October 2, 1995

            (Date of Event which Requires Filing of this Statement)



If the filing person has perviously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.



Check the following box if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.       317903102                                     Page 2 of 6 Pages

1.      Name of Reporting Person

        S.S. or I.R.S. Identification No. of Above Person

        Financial Trust Services Company

        EIN 25-1767611



2.      Check the appropriate box if a member of A Group*

        (b)



3.      SEC USE ONLY



4.      Source of Funds

        N/A



5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(E)

        N/A



6.      Citizenship or Place of Organization

        Pennsylvania



Number of shares beneficially owned by each reporting person with:

7.      Sole Voting Power

        556,499.2181



8.      Shared Voting Power

        109,923.6243



9.      Sole Dispositive Power

        480,144.9584



10.     Shared Dispositive Power

        157,562.2597



11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        666,422.8424



12.     Check Box if the Aggregate Amount in Row 11 Excludes Certain
        Shares*

        N/A



13.     Percent of Class Represented by Amount in Row 11

        8.6%



14.     Type of Reporting Person*

        CO

Item 1.   Security and Issuer

     This statement relates to the Common Stock ($5.00 par value) (the "Common Stock") of Financial Trust Corp (the "Corporation"), a business corporation organized and existing under the laws of the Commonwealth of Pennsylvania, with its principal executive offices at 1415 Ritner Highway, Carlisle, Pennsylvania 17013.

 Item 2.   Identity and Background

     This statement is filed by Financial Trust Services Company ("FTSC"), a Pennsylvania business corporation with its principal business address and principal office at 1415 Ritner Highway, Carlisle, Pennsylvania 17013. The principal business of FTSC is as a trust subsidiary of the Corporation. FTSC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. FTSC has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 Item 3.   Source and Amount of Funds or Other Consideration

     Not applicable. FTSC holds all of the shares in a fiduciary capacity, none of which have been purchased by it.

 Item 4.   Purpose of Transaction

     FTSC was incorporated by the Corporation as its wholly-owned subsidiary for the purpose of becoming successor fiduciary to bank subsidiaries of the Corporation, thereby consolidating in one entity all shares of the Corporation previously held by such subsidiary banks in a fiduciary capacity. All transactions have been in furtherance of that purpose.

 Item 5.   Interest in Securities of the Issuer

     (a)  FTSC owns beneficially 666,422.8424 shares of the
Common Stock, which constitutes 8.6% of that class of
securities.
     (b)  (1)  Number of shares as to which FTSC has
sole power to vote or to direct the vote:  556,499.2181.
          (2)  Number of shares as to which FTSC has shared power
 to vote or to direct the vote:  109,923.6243
          (3) Number of shares as to which FTSC has sole power to dispose or direct the disposition:  480,144.9584
          (4) Number of shares as to which FTSC has shared power to dispose or direct the disposition: 157,562.2597
     (c) FTSC has effected no transactions during the past sixty days in the Common Stock ($5.00 Par Value) of Financial Trust Corp.
     (d) Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, but the interest of no single such person relates to more than 5% of the Common Stock.
     (e) Not applicable.

 Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

     FTSC, in its capacity as fiduciary, is a party to various agreements concerning trusts, estates, and agency accounts which beneficially own the shares as to which it serves in a fiduciary capacity.

Item 7.   Material To Be Filed as Exhibits

     None. The various agreements for the fiduciary accounts contain standard provisions for voting and transfer of shares as to which FTSC has or shares voting and/or investment power.

     The filing of this Schedule 13D shall not be construed as an admission that Financial Trust Services Company is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities covered hereby.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 July 11 , 1996



                             FINANCIAL TRUST SERVICES COMPANY

                             By__/s/ Jane F.Burke___________________
                               Name:  Jane F. Burke
                               Title: Senior Vice-President and Trust Officer